Exhibit 99.1

	Masterworks 181, LLC

	Gross Artwork Sale Proceeds	$1,325,000.00
(+)	Cash on Balance Sheet	$100.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$1,325,100.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(42,668.00)
=	Distributable Proceeds to Class A Shares	$1,282,332.00
(/)	Total Class A Shares Outstanding	55,583 *
=	Distributable Proceeds per Class A Share	$23.07
(/)	Initial Offering Price per Class A Share	$20.00
=	Multiple on Invested Capital (MOIC)	1.15

	Offering period
	Cash Receipt Date	3/22/2023
(-)	Final Offering Close Date	2/14/2023
=	Days from final close to cash receipt	36
(/)	Days of year	365
=	IRR Period (in years)	0.10

	IRR Calculation
	MOIC	1.15
	IRR Period (in years)	0.10
	IRR	325.5%

*Reflects 83 Class A shares issued in respect of management service fees to Masterworks Administrative Services, LLC.